FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For September 27, 2004	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EnCana to conduct small shareholder selling program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date:  September 27, 2004

Form 6-K Exhibit Index

Exhibit No.
1.	News Release dated September 27, 2004 referred to as:

“EnCana to conduct small shareholder selling program”

EnCana to conduct small shareholder selling program

CALGARY, Alberta (September 27, 2004) - EnCana Corporation (TSX, NYSE: ECA) is conducting a program that enables registered and beneficial shareholders who own 99 or fewer EnCana common shares, as of September 24, 2004, to sell their shares without incurring any brokerage commission. The sale of shares will be executed through the facilities of Toronto Stock Exchange.

The voluntary program begins on September 27, 2004 and will expire on December 17, 2004, unless extended. It is designed to assist eligible shareholders in selling their shares in a convenient and no-cost manner. Both registered holders and beneficial holders of shares held in nominee form are eligible to participate. The program allows eligible shareholders, who own 99 or fewer shares, the opportunity to sell all, but not less than all, of their shares. Participating shareholders will not incur any brokerage commissions if they elect to sell their shares under the program. Information about the program and participation documents will be forwarded to eligible shareholders.

EnCana is pleased to make this voluntary program available to its shareholders. However, EnCana makes no recommendation as to whether or not an eligible shareholder should participate in the program. The decision to participate should be based upon a shareholder’s particular financial circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

EnCana has retained Georgeson Shareholder Communications Canada Inc. of Toronto, Ontario to manage the program and to handle share transactions and payment. Questions regarding the program should be directed to Georgeson toll free at 1-888-288-3298 or collect at 416-862-8088.

EnCana Corporation
EnCana Corporation is one of the world’s leading independent oil and gas companies. It has an enterprise value of approximately US$30 billion. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION: Investor contact: EnCana Corporate Development Sheila McIntosh Vice-President, Investor Relations (403) 645-2194 Tracy Weeks Manager, Investor Relations (403) 645-2007	Media contact: Alan Boras Manager, Media Relations (403) 645-4747